UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38591

PDD Holdings Inc.

First Floor, 25 St Stephen’s Green,

Dublin 2, D02 XF99

Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒          Form 40-F       ☐

On July 23, 2025, PDD Holdings Inc. (the “Company”) appointed Ernst & Young, located in Hong Kong, as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting for the year ending December 31, 2025, to be filed with the Securities and Exchange Commission (the “Company’s Auditor”). Previously, the Company’s Auditor was Ernst & Young Hua Ming LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDD HOLDINGS INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Chairman of the Board of Directors and Co-Chief Executive Officer

Date: July 23, 2025